FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Achieves Increased 2024 Guidance with Record Annual Production; Three-Year Operating Guidance Outlines 24% Production Growth by 2027 at Significantly Lower Costs

Lynn Lake expected to provide additional low-cost growth starting in 2028 with construction decision announced

Toronto, Ontario (January 13, 2025) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported fourth quarter and annual 2024 production. The Company also provided updated three-year production and operating guidance and announced a construction decision on the Lynn Lake project in Manitoba.
“With the solid finish to the year, we met both our quarterly and increased annual production guidance. Production increased 7% from 2023 to a record 567,000 ounces and combined with strong margin expansion, we generated record revenues and free cash flow while investing in high-return growth,” said John A. McCluskey, President and Chief Executive Officer.
“This investment in growth is expected to drive our production 24% higher over the next three years. We are also pleased to announce the start of construction on Lynn Lake, another attractive project that will provide additional growth into 2028. All of this growth is in Canada, it is lower cost, and it is all fully funded providing Alamos with one of the strongest outlooks and lowest political risk profiles in the sector. This growth is underpinned by high-quality, long-life assets with significant upside potential that we expect to continue to unlock with our largest exploration budget ever,” Mr. McCluskey added.
Fourth Quarter and Full Year 2024 Operating Results

	Q4 2024	Q4 2023	2024	2023	2024 Guidance[1]
Gold production (ounces)
Young-Davidson	45,700	49,800	174,000	185,100	180,000 - 190,000
Island Gold	39,400	31,600	155,000	131,400	145,000 - 155,000
Magino	16,200	n/a	33,000	n/a	40,000 - 50,000
Mulatos District	38,900	48,100	205,000	212,800	185,000 - 195,000
Total gold production – Original guidance					485,000 - 525,000
Total gold production – Revised guidance(1)	140,200	129,500	567,000	529,300	550,000 - 590,000
(1) Revised 2024 guidance issued on September 12, 2024

•Met increased guidance with record annual production: produced a record 567,000 ounces, achieving the mid-point of revised guidance which was increased by 13% in September 2024. Full year production increased 7% from 2023, including a strong finish to the year with 140,200 ounces in the fourth quarter, in line with quarterly guidance
•Costs expected to meet 2024 guidance: costs have not been finalized for 2024 but all-in sustaining costs (“AISC”) are expected to be at the top end of the range of revised full year guidance at $1,300 per ounce. Fourth quarter costs are expected to be slightly lower than the third quarter, as previously guided

TRADING SYMBOL: TSX:AGI NYSE:AGI

•Record financial performance: sold 141,257 ounces of gold at a realized price of $2,632 per ounce for revenues of $375 million, inclusive of silver sales. Full year sales totaled 560,234 ounces of gold at an average realized price of $2,379 per ounce for record revenues of $1.3 billion. The strong operational performance and higher realized gold prices are also expected to drive record annual cash flow from operations and free cash flow
•Strong balance sheet: ended the year with approximately $325 million of cash and cash equivalents, up from $225 million at the end of 2023 reflecting strong ongoing free cash flow generation, while continuing to reinvest in high-return growth. The Company remains in a net cash position with $250 million drawn on its credit facility. The proceeds from the credit facility were previously used to retire debt inherited from Argonaut Gold
Three Year Guidance Overview(1)

	2025		2026		2027
	Current	Previous	Current	Previous	Current

Total Gold Production (000 oz)	580 - 630	575 - 625	630 - 680	630 - 680	680 - 730

Total Cash Costs(1) ($/oz)	$875 - 925	$775 - 875	$800 - 900	$750 - 850	$775 - 875

All-in Sustaining Costs(1),(2) ($/oz)	$1,250 - 1,300	$1,175 - 1,275	$1,150 - 1,250	$1,100 - 1,200	$1,125 - 1,225

Total Sustaining & growth capital(1)(3)

Operating mines; ex. Exploration & Lynn Lake ($ millions) (4)	$460 - 510	$425 - 475	$370 - 415	$345 - 390	$215 - 245

Lynn Lake ($ millions)	$100 - 120	-	$250 – 275	-	$235 - 260

Total ($ millions)	$560 - 630	-	$620 - 690	-	$450 - 505
(1)Refer to the “Non-GAAP Measures and Additional GAAP” disclosure at the end of this press release for a description of these measures.
(2)All-in sustaining cost guidance for 2026 and 2027 includes the same assumptions for G&A and stock-based compensation as included in 2025.
(3)Sustaining and growth capital guidance excludes capitalized exploration.
(4)Previous sustaining and growth capital guidance is for producing mines only and excludes capital for Lynn Lake, other development projects, and capitalized exploration.

•2025 production guidance increased; 7% growth expected in 2025 and 24% growth by 2027: production guidance for 2025 increased slightly from the previous guidance provided in September 2024 reflecting additional production from Mulatos through residual leaching. Production is expected to increase 24% by 2027, relative to 2024, driven by low-cost growth from Island Gold following the completion of the Phase 3+ Expansion in the first half of 2026
•Lynn Lake to drive additional growth in 2028 with construction decision announced: construction activities are expected to ramp up through 2025 with initial production expected during the first half of 2028. With average annual production of 176,000 ounces over its first ten years at first quartile mine-site AISC, Lynn Lake is expected to increase consolidated production to approximately 900,000 ounces per year
•Magino mill expansion provides additional longer-term upside potential: an evaluation of longer-term expansion of the Magino mill to between 15,000 and 20,000 tonnes per day (“tpd”) is underway and expected to be completed by the end of 2025. A larger expansion of the mill could support additional growth from the Island Gold District and increase consolidated production closer to one million ounces per year

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

•Total cash costs and AISC expected to decrease slightly in 2025 and approximately 10% by 2027, relative to 2024:
◦Low-cost production growth in 2025 expected to more than offset inflationary pressures, driving AISC lower
◦AISC expected to decrease approximately 10% by 2027 to between $1,125 and $1,225 per ounce: the completion of the Phase 3+ Expansion at Island Gold in 2026 is expected to drive costs lower through 2026 and 2027. A further decrease in costs is expected in 2028 through low-cost production growth from Lynn Lake
◦AISC guidance for 2025 and 2026 has increased approximately 4% from previous guidance primarily reflecting ongoing labour inflation. The increase in 2025 AISC also reflects continued residual leaching at Mulatos, which carries higher reported costs
•Capital spending expected to decrease approximately 20% by 2027, relative to 2025: with the completion of the Phase 3+ Expansion in 2026, and PDA in 2027. Total capital (excluding capitalized exploration) is expected to range between $560 to $630 million in 2025, an increase from 2024 and previous guidance for 2025 reflecting the inclusion of construction capital for Lynn Lake (excluded from previous three-year guidance), accelerated spending on PDA development in the current year, as well as the impact of ongoing labour inflation. Total capital spending guidance for 2026 has increased relative to previous guidance for the same reasons
•The total capital budget for 2025 includes:
◦Sustaining capital guidance of $138 to $150 million: up slightly from 2024 with further increases expected in 2026 and 2027, reflecting growing production rates within the expanded Island Gold District
◦Growth capital guidance of $422 to $480 million: up from 2024 reflecting the inclusion of construction capital for Lynn Lake and PDA. Growth capital is expected to decrease by approximately 36% in 2027 with the completion of the Phase 3+ Expansion in 2026 and PDA in 2027
•Exploration budget increased to $72 million: a 16% increase from the 2024 budget with expanded budgets at the Island Gold District and the Qiqavik project in Quebec. The 2025 exploration program represents the largest exploration budget in the Company’s history supporting broad based success across its asset base
•Fully funded growth supporting significant free cash flow growth 2026 onward: the Company expects to continue generating positive free cash flow while funding its high-return, low-cost growth projects at current gold prices. These projects are expected to drive significant free cash flow growth with the completion of the Phase 3+ Expansion in 2026, PDA in 2027, and Lynn Lake in 2028, reflecting growing production, and declining costs and capital

(1) Guidance statements in this release are forward-looking information. See the Assumptions and Sensitives section of this release along with the cautionary note at the end of this release.

Upcoming 2025 catalysts
•Burnt Timber and Linkwood study (satellite deposits to Lynn Lake): Q1 2025
•2024 year-end Mineral Reserve and Resource update: February 2025
•Island Gold District life of mine plan (base case): Mid-2025
•Island Gold District expansion study: Q4 2025
•Island Gold District, Mulatos District, and Young-Davidson exploration updates: ongoing

3 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

2025 Guidance

2025 Guidance						2024 Guidance(1)
	Island Gold District	Young-Davidson	Mulatos District	Lynn Lake	Total	Total
Gold production (000 oz)	275 - 300	175 - 190	130 - 140		580 - 630	567 (actual)
Cost of sales, including amortization ($ millions)(2)					$805	$745
Cost of sales, including amortization ($/oz)(2)					$1,330	$1,310
Total cash costs ($/oz)(3)	$725 - 775	$1,075 - 1,125	$925 - 975	-	$875 - 925	$890 - 940
All-in sustaining costs ($/oz)(3)					$1,250 - 1,300	$1,250 - 1,300
Mine-site all-in sustaining costs ($/oz)(3)(4)	$1,100 - 1,150	$1,390 - 1,440	$1,025 - 1,075	-
Capital expenditures ($ millions)
Sustaining capital(3)(5)	$80 - 85	$55 - 60	$3 - 5	-	$138 - 150	$128 - 145
Growth capital(3)(5)	$270 - 300	$15 - 20	$37 - 40	$100 - 120	$422 - 480	$227 - 255
Total Sustaining and Growth Capital(3)(5) ($ millions)	$350 - 385	$70 - 80	$40 - 45	$100 - 120	$560 - 630	$355 - 400
Capitalized exploration(3) ($ millions)	$20	$9	$6	$4	$39	$43
Total capital expenditures and capitalized exploration(3) ($ millions)	$370 - 405	$79 - 89	$46 - 51	$104 - 124	$599 - 669	$398 - 443
(1)Revised 2024 guidance issued on September 12, 2024.
(2)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.
(3)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release for a description of these measures.
(4)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites the Company allocates a portion of share based compensation to the mine sites, but does not include an allocation of corporate and administrative expenses to the mine sites.
(5)Sustaining and growth capital guidance excludes capitalized exploration.
Gold production in 2025 is expected to range between 580,000 and 630,000 ounces, a 7% increase from 2024 (based on the mid-point) driven by the ramp up of production at Island Gold, and a full year from Magino. This represents an increase from the previous three-year guidance provided in September 2024 reflecting the ongoing benefit of residual leaching of the main Mulatos leach pad, partly offset by slightly lower production from Young-Davidson.
Total cash costs and AISC are expected to decrease slightly in 2025, with costs higher in the first half of the year and decreasing in the second half of the year. AISC are expected to decrease approximately 15% in the second half of 2025, relative to the first half of the year, driven by higher grades and mining rates at Island Gold, higher grades at La Yaqui Grande, as well as a lower contribution from residual leaching from Mulatos. Production from residual leaching carries higher reported costs though is very profitable from a cash flow perspective, with the majority of these costs previously incurred and recorded in inventory.
AISC guidance for 2025 has increased approximately 4% from previous guidance primarily reflecting ongoing cost inflation, as well as the increased contribution of production from Mulatos through residual leaching. Company-wide inflation is expected to be approximately 4% in 2025, consistent with 2024, with the largest driver being ongoing labour inflation.

2025 guidance – costs expected to decrease significantly in H2 2025

	H1 2025	H2 2025	2025 Guidance
Total gold production (000 oz)	280 - 305	300 - 325	580 - 630
Total cash costs(1) ($/oz)	$950 - 1,000	$800 - 850	$875 - 925
All-in sustaining costs(1) ($/oz)	$1,350 - 1,400	$1,150 - 1,200	$1,250 - 1,300
Total capital expenditures and capitalized exploration(1) ($ millions)	$295 - 330	$304 - 339	$599 - 669
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release for a description of these measures.

4 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Capital spending is expected to increase from 2024 reflecting the inclusion of development capital for Lynn Lake and PDA, with the start of construction on both projects in 2025, as well as continued spending on the Phase 3+ Expansion within the Island Gold District. The Phase 3+ Expansion remains on track for completion in the first half of 2026, with 2025 representing its final full year of construction capital spending.
The primary driver of the increase in capital relative to previous guidance for 2025 is the inclusion of development capital for Lynn Lake, following a construction decision, accelerated capital spending at PDA, as well as inflation. Previous guidance for 2025 excluded development capital for Lynn Lake and included $20 million of capital for the start of construction on PDA.
Capital spending on PDA is now expected to total $37 to $40 million in 2025 to progress underground development. There are no changes to the initial capital estimate of $165 million for PDA with some of the planned spending in 2026 and 2027 pulled forward into 2025. The Company expects to receive approval of an amendment to the existing environmental impact assessment (“MIA”) during the first half of 2025 allowing for the ramp up of construction activities by mid-year.
Capital spending is expected to be evenly split between the first and second half of the year though will vary by asset. Spending at the Island Gold District is expected to be weighted towards the first half of the year while spending at Lynn Lake and PDA is expected to ramp up into the second half of the year.

(1)Capital guidance excludes capitalized exploration.

5 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

2025 – 2027 Guidance

	2025		2026		2027
	Current	Previous	Current	Previous	Current
Gold Production (000 oz)
Island Gold District	275 - 300	275 - 300	330 - 355	330 - 355	375 - 400
Young-Davidson	175 - 190	180 - 195	180 - 195	180 - 195	180 - 195
Mulatos District	130 - 140	120 - 130	120 - 130	120 - 130	125 - 135
Total Gold Production (000 oz)	580 - 630	575 - 625	630 - 680	630 - 680	680 - 730

Total Cash Costs(1) ($/oz)	$875 - 925	$775 - 875	$800 - 900	$750 - 850	$775 - 875
All-in Sustaining Costs(1),(2) ($/oz)	$1,250 - 1,300	$1,175 - 1,275	$1,150 - 1,250	$1,100 - 1,200	$1,125 - 1,225

Sustaining capital(1),(3) ($ millions)	$138 - 150	$145 - 160	$160 - 175	$135 - 150	$180 - 200
Growth capital ex. Lynn Lake(1),(3) ($ millions)	$322 - 360	$280 - 315	$210 - 240	$210 - 240	$35 - 45
Total sustaining & growth capital(1),(3) ex. Lynn Lake ($ millions)	$460 - 510	$425 - 475	$370 - 415	$345 - 390	$215 - 245
Growth capital - Lynn Lake ($ millions)	$100 - 120	-	$250 - 275	-	$235 - 260
Total sustaining & growth capital(1),(3) inc. Lynn Lake ($ millions)	$560 - 630	-	$620 - 690	-	$450 - 505

(1)Refer to the “Non-GAAP Measures and Additional GAAP” disclosure at the end of this press release for a description of these measures.
(2)All-in sustaining cost guidance for 2026 and 2027 includes the same assumptions for G&A and stock based compensation as included in 2025.
(3)Sustaining and growth capital guidance excludes capitalized exploration.

Gold production is expected to continue increasing into 2026, and in 2027 to a range of 680,000 to 730,000 ounces, an increase of approximately 24% relative to 2024. This is expected to be driven by low-cost growth from the Island Gold District with the Phase 3+ Expansion on track to be completed in the first half of 2026.
Lynn Lake is expected to drive further production growth starting in 2028 with initial production expected during the first half of the year. With average annual production of 176,000 ounces, Lynn Lake is expected to increase company-wide production to approximately 900,000 ounces per year.
An evaluation of a longer-term expansion of the Island Gold District milling capacity to between 15,000 and 20,000 tonnes per day is also underway, which could support additional growth bringing company-wide production to approximately one million ounces per year.
Total cash costs and AISC in 2026 are expected to decrease 6% from 2025. This is expected to be driven by low-cost growth from the Island Gold District, following the completion of the Phase 3+ Expansion, and the connection of the Magino mill to lower cost power from the electric grid. Costs are expected to continue to decrease into 2027 to a range of $1,125 to $1,225 per ounce, representing a 10% decrease from 2024. This reflects a full year of production from the Island Gold District following the completion of the Phase 3+ Expansion. A further decrease in costs is expected in 2028 with the start of low-cost production from Lynn Lake.
Capital spending is expected to increase modestly into 2026 with the lower capital at the Island Gold District following the completion of the Phase 3+ Expansion, offset by the ramp up in spending on Lynn Lake and PDA. In 2027, capital spending is expected to decrease 27% relative to 2026 driven by significantly lower capital at the Island Gold District, and the completion of construction of PDA. A further decrease in capital is expected in 2028 with the completion of construction of Lynn Lake.

6 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

(1) Production and AISC are based on mid-point of guidance.
(2) Refer to the “Non-GAAP Measures and Additional GAAP” disclosure at the end of this press release for a description of these measures.
(3) Total consolidated all-in sustaining costs include corporate and administrative and share based compensation expenses.

7 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold District

				Guidance
Island Gold District	Q3 YTD 2024	Q4 2024	2024A	2024E(4)	2025E	2026E	2027E
Gold Production (000 oz)	132	56	188	185 - 205(4)	275 - 300	330 - 355	375 - 400
Previous Guidance (000 oz)					275 - 300	330 - 355
Island Gold costs
Total Cash Costs(1) ($/oz)	$592	-	-	$550 - 600
Mine-site AISC(1),(2) ($/oz)	$892	-	-	$875 - 925
Magino costs
Total Cash Costs(1) ($/oz)	$2,025	-	-	$1,450 - 1,550
Mine-site AISC(1),(2) ($/oz)	$3,007	-	-	$2,250 - 2,350
Island Gold District costs
Total Cash Costs(1) ($/oz)	-	-	-	$770 - 805(5)	$725 - 775
Mine-site AISC(1),(2) ($/oz)	-	-	-	$1,210 - 1,233(5)	$1,100 - 1,150
Island Gold (Underground)
Tonnes of ore processed (tpd)	1,031	1,197	1,072	1,200	1,200 - 1,400
Grade processed (g/t Au)	12.97	11.19	12.47	9.3 - 13.3	10.0 - 13.0
Average recovery rate (%)	98%	98%	98%	96 - 97%	96 - 97%
Magino (Open Pit)
Tonnes of ore mined(3) (tpd)	10,228	10,410	10,325	n/a	14,800
Grade mined (g/t Au)	0.90	0.80	0.85	n/a	0.80 - 0.90
Tonnes of ore processed(3) (tpd)	6,881	6,670	6,768	n/a	9,800 - 10,000
Grade processed (g/t Au)	0.92	0.91	0.91	n/a	0.90 - 1.05
Average recovery rate (%)	95%	94%	94%	n/a	94 - 95%
Island Gold District
Tonnes of ore processed – Total (tpd)	-	-	-	n/a	11,200
Grade processed – Total (g/t Au)	-	-	-	n/a	1.95 - 2.40
Average recovery rate – Total (%)	-	-	-	n/a	96%
Sustaining capital(1) ($ millions)	$47	-	-	$85 - 95	$80 - 85
Growth capital(1) ($ millions)	$129	-	-	$180 - 200	$270 - 300
Total sustaining & growth capital(1) (ex. exploration) ($ millions)	$177	-	-	$265 - 295	$350 - 385
Capitalized exploration(1) ($ millions)	$11	-	-	$15	$20
(1)Refer to the “Non-GAAP Measures and Additional GAAP” disclosure at the end of this press release and the Q3 2024 MD&A for a description and calculation of these measures.
(2)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites the Company allocates a portion of share based compensation to the mine sites, but does not include an allocation of corporate and administrative expenses to the mine sites.
(3)Q3 YTD 2024 and 2024 data reflects Alamos’ ownership period starting July 12, 2024.
(4)Refers to updated 2024 guidance announced on September 12, 2024.
(5)Refers to combined Island Gold District guidance provided September 12, 2024: 145 – 155 koz at total cash costs of $550 – $600/oz & mine-site AISC of $875 – $925/oz at Island Gold & 40 – 50 koz at total cash costs of $1,450 – $1,550/oz & mine-site AISC of $2,250 – $2,350/oz at Magino.

8 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Production guidance for the Island Gold District in 2025 and 2026 is consistent with previous guidance. Production is expected to increase approximately 53% in 2025 driven by higher underground mining rates at Island Gold and a full year of production from the Magino open pit. An additional 19% increase in production is expected in 2026 reflecting a further increase in underground mining rates following the completion of the Phase 3+ Expansion. This growth is expected to continue into 2027 driven by a full year of higher underground mining rates. Starting in 2027, annual production from the Island Gold District is expected to average close to 400,000 ounces per year, representing a more than 100% increase from 2024, at substantially lower costs.
The Magino mill is expected to ramp up to 11,200 tpd by the end of the first quarter of 2025 at which point the Island Gold mill will be shut down and ore from Island Gold will be trucked and processed through the Magino mill. A number of optimization initiatives were implemented within the Magino mill which required downtime during the second half of 2024. This included replacing the secondary crusher during the third quarter with additional downtime in the fourth quarter to replace the primary crusher and grizzly panel. These improvements are now complete and will support higher throughput rates going forward.
Underground mining rates are expected to average 1,200 tpd in the first quarter and gradually ramp up to 1,400 tpd in the fourth quarter. The completion of the shaft excavation in mid-2025 will supply increased ventilation underground, allowing for higher mining rates into the second half of the year. Average underground grades mined are also expected to be higher in the second half of the year contributing to slightly higher production and lower costs relative to the first half of the year.
Total cash costs and mine-site AISC are expected to decrease 5% and 8%, respectively from 2024 guidance reflecting increased throughput rates from both the underground and open pit, partially offset by cost inflation, with labour being the main ongoing driver. Costs are expected to decrease further starting into the second half of 2026 following the completion of the Phase 3+ Expansion, and connection of the Magino mill to lower cost grid power.
Capital spending at the Island Gold District (excluding exploration) is expected to range between $350 and $385 million in 2025. This is an increase from 2024 reflecting the final full year of Phase 3+ Expansion development, as well as additional capital to support increased underground and open pit mining rates given the large and growing Mineral Reserve and Resource base. Capital spending includes additions to the mobile fleet as well as rebuilds, additional loading capacity within the open pit, and the addition of a truck maintenance shop, all supporting higher open pit mining rates over the longer term.
Within the Phase 3+ Expansion, capital spending will be focused on completion of shaft sinking to an ultimate depth of 1,373 metres, and construction of the loading pocket, underground crusher, and paste plant. Additionally, work will be advanced on the power line project for the Phase 3+ Expansion, and Magino substation to connect the Magino mill to lower cost grid power. This is expected to drive significant cost savings into 2026 with the Magino mill currently utilizing compressed natural gas (“CNG”) for power generation.

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Young-Davidson

				Guidance
Young-Davidson	Q3 YTD 2024	Q4 2024	2024A	2024E (3)	2025E	2026E	2027E
Gold Production (000 oz)	128	46	174	180 - 190	175 - 190	180 - 195	180 - 195
Previous Guidance (000 oz)					180 - 195	180 - 195

Total Cash Costs(1) ($/oz)	$1,080	-	-	$1,000 - 1,050	$1,075 - 1,125
Mine-site AISC(1),(2) ($/oz)	$1,358	-	-	$1,225 - 1,275	$1,390 - 1,440

Tonnes of ore processed (tpd)	7,516	8,116	7,667	8,000	8,000
Grade processed (g/t Au)	2.07	2.10	2.08	2.15 - 2.30	2.05 - 2.25
Average recovery rate (%)	91%	91%	91%	90 - 92%	90 - 92%

Sustaining capital(1) ($ millions)	$35	-	-	$40 - 45	$55 - 60
Growth capital(1) ($ millions)	$26	-	-	$20 - 25	$15 - 20
Total sustaining & growth capital(1) (ex. exploration) ($ millions)	$61	-	-	$60 - 70	$70 - 80

Capitalized exploration(1) ($ millions)	$4	-	-	$10	$9
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and the Q3 2024 MD&A for a description and calculation of these measures.
(1)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites the Company allocates a portion of share based compensation to the mine sites, but does not include an allocation of corporate and administrative expenses to the mine sites.
(2)Refers to updated 2024 guidance announced on September 12, 2024.

Gold production at Young-Davidson is expected to remain at similar levels over the next three years reflecting consistent grades, processing rates and recoveries.
Grades mined and processed are expected to range between 2.05 and 2.25 grams per tonne of gold (“g/t Au”) in 2025, and remain at similar levels through 2028. Grades mined are expected to increase in 2029 and beyond and average closer to Mineral Reserve grade, as YD West becomes more of a significant contributor to production.
Total cash costs are expected to increase approximately 7% from 2024 guidance reflecting ongoing cost inflation, with the largest driver being labour inflation in northern Ontario. Mine-site AISC are expected to increase 13% from 2024 guidance reflecting the increase in total cash costs as well as higher sustaining capital. Mine-site AISC are expected to remain at similar levels in 2026 and 2027.
Capital spending in 2025 (excluding exploration) is expected to range between $70 and $80 million. This represents an approximate $10 million increase from 2024 guidance reflecting inflation and higher sustaining capital, partly offset by lower growth capital. The higher sustaining capital is due to an increase in underground development, as well as fleet replacement and rebuilds. Capital spending is expected to remain at similar levels in 2026 and 2027.
Young-Davidson generated $91 million of mine-site free cash flow through the first three quarters of 2024 putting the operation on track for record free cash flow of more than $100 million for the fourth consecutive year. With a 15-year Mineral Reserve life and significant exploration upside, Young-Davidson is well-positioned to generate similar levels of free cash flow over the longer term at current gold prices.

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos District

				Guidance
Mulatos District	Q3 YTD 2024	Q4 2024	2024A	2024E(3)	2025E	2026E	2027E
Gold Production (000 oz)	166	39	205	185 - 195	130 - 140	120 - 130	125 - 135
Previous Guidance (000 oz)					120 - 130	120 - 130

Total Cash Costs(1) ($/oz)	$892	-	-	$925 - 975	$925 - 975
Mine-site AISC(1),(2) ($/oz)	$954	-	-	$1,000 - 1,050	$1,025 - 1,075
La Yaqui Grande
Tonnes of ore stacked (tpd)	10,900	10,800	10,800	10,000	10,500	-	-
Grades stacked (g/t Au)	1.38	0.93	1.27	0.90 - 1.50	0.80 - 1.65	-	-
Recovery ratio (%)	98%	98%	98%	80 - 90%	70 - 90%	-	-

Sustaining capital(1) ($ millions)	$3	-	-	$3 - 5	$3 - 5
Growth capital(1) ($ millions)	$6	-	-	$2 - 5	$37 - 40
Total sustaining & growth capital(1) (ex. exploration) ($ millions)	$9	-	-	$5 - 10	$40 - 45

Capitalized exploration(1) ($ millions)	$6	-	-	$9	$6
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and the Q3 2024 MD&A for a description and calculation of these measures.
(2)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites the Company allocates a portion of share based compensation to the mine sites, but does not include an allocation of corporate and administrative expenses to the mine sites.
(3)Refers to updated 2024 guidance announced on September 12, 2024.

Combined gold production from the Mulatos District is expected to be between 130,000 and 140,000 ounces in 2025, an 8% increase from previous guidance (based on the mid-point). The increase reflects the ongoing benefit of residual leaching of the main Mulatos leach pad. Production from La Yaqui Grande is expected to account for roughly 85% of production, with the remainder coming from residual leaching of the Mulatos leach pad.
Grades mined and stacked at La Yaqui Grande are expected to increase through the year, from an average of 0.80 g/t Au in the first quarter to 1.65 g/t Au in the fourth quarter driving production higher in the second half of the year. This is expected to be partly offset by declining rates of production from residual leaching, resulting in slightly higher combined production from the Mulatos District in the second half of the year.
Total cash costs and mine-site AISC in 2025 are expected to be consistent with 2024 guidance. Costs are expected to be above the top end of annual guidance during the first half of the year and decrease below the low end of annual guidance during the second half reflecting increased grades at La Yaqui Grande and a declining contribution of production from residual leaching. Residual leaching carries higher reported costs; however, it is very profitable from a cash flow perspective.
The ounces recovered through residual leaching are expected to carry a reported mine-site AISC of approximately $2,100 per ounce with the majority of these costs having been previously incurred and sitting in inventory. The cash component to be spent to recover these ounces in 2025 is expected to be approximately $1,000 per ounce, providing strong free cash flow.
Combined production from the Mulatos District is expected to remain at similar levels in 2026 and 2027. La Yaqui Grande is expected to be depleted during 2027. This is expected to be offset by the start of production from PDA mid-2027. PDA has an eight year mine life based on Mineral Reserves as of the end of 2023. This is expected to extend production from the Mulatos District until at least 2035, with significant additional exploration upside at PDA and other higher-grade sulphide targets, including Cerro Pelon.

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Capital spending is expected to total $40 to $45 million in 2025, an increase from 2024 reflecting the start of development on the PDA project. This includes $37 to $40 million of growth capital for PDA, up from $20 million outlined in the PDA study from September 2024 reflecting a faster ramp up of underground development in 2025. The total initial capital estimate of $165 million, announced in September 2024, is expected to remain unchanged with the balance to be spent in 2026 and 2027.

2025 Global Operating and Development Capital Budget

2025 Guidance				2024 Guidance
	Sustaining Capital(1)	Growth Capital(1)	Total	Total
Operating Mines ($ millions)
Island Gold District	$80 - 85	$270 - 300	$350 - 385	$265 - 295
Young-Davidson	$55 - 60	$15 - 20	$70 - 80	$60 - 70
Mulatos District	$3 - 5	$37 - 40	$40 - 45	$5 - 10
Total – Operating Mines	$138 - 150	$322 - 360	$460 - 510	$330 - 375
Development Projects ($ millions)
Lynn Lake	-	$100 - 120	$100 - 120	$25
Total – Development Projects	-	$100 - 120	$100 - 120	$25
Capitalized Exploration(1) ($ millions)
Island Gold District	-	$20	$20	$15
Young-Davidson	-	$9	$9	$10
Mulatos District	-	$6	$6	$9
Lynn Lake	-	$4	$4	$9
Total – Capitalized Exploration(1)	-	$39	$39	$43
Total Consolidated Budget ($ millions)	$138 - 150	$461 - 519	$599 - 669	$398 - 443
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release for a description and calculation of these measures.

2025 Capital Budget for Lynn Lake
With a formal construction decision made for Lynn Lake, development activities are expected to ramp up through 2025. This is consistent with the Company’s planned timeline for Lynn Lake, and balanced approach to capital allocation, with the ramp up of spending to coincide with the last full year of capital spending on the Phase 3+ Expansion. The capital budget for Lynn Lake in 2025 is expected to be between $100 and $120 million and will be focused on access road upgrades, camp construction, bulk earthworks, and orders for long lead-time items. Construction activities and capital spending are expected to increase in 2026 and 2027 with first gold production expected in the first half of 2028.
Total initial capital for Lynn Lake was estimated to be $632 million in the 2023 Feasibility Study, based on input costs as of the fourth quarter of 2022. Given ongoing industry-wide labour and material inflation, which has averaged close to 5% per year since the end of 2022, initial capital is expected to increase by approximately 10%.
As outlined in the 2023 Feasibility Study, the Lynn Lake project is a long-life, low-cost project located in Manitoba, Canada. Based on existing Mineral Reserves, Lynn Lake is expected to produce 2.2 million ounces over a 17-year mine life. Over its first 10 years, the operation is expected to produce an average of 176,000 ounces per year at low mine-site AISC of $699 per ounce (based on Q4 2022 cost estimates).
Given the significant near mine and regional exploration potential across the 58,000 hectare (“ha”) land package, there are excellent opportunities to extend the higher production rates during the initial 10 years, over the longer term. The Burnt Timber and Linkwood deposits are the most advanced of these opportunities, and are located in close proximity to the planned location of the MacLellan mill. The deposits are expected to provide an additional source of ore feed once mining activities are completed in year 11 with the depletion of the MacLellan pit.

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An internal study evaluating the development of Burnt Timber and Linkwood will be completed during the first quarter of 2025 along with declaring an initial Mineral Reserve. Burnt Timber and Linkwood represent upside to the 2023 Feasibility Study.

2025 Exploration Budget
The 2025 global exploration budget has increased to a record $72 million, 16% higher than the initial 2024 budget reflecting broad based exploration success across the Company’s assets. This includes expanded exploration programs at the Island Gold District and Qiqavik, as well as significant ongoing programs at Young-Davidson and the Mulatos District. Approximately 55% of the 2025 budget is expected to be capitalized.
Island Gold District
A total of $27 million has been budgeted for exploration at the Island Gold District in 2025, up from $21 million budgeted in 2024. The exploration program will build on the success from 2024 with high-grade gold mineralization extended across the Island Gold deposit, as well as within multiple structures within the hanging wall and footwall. This is expected to drive another year of growth in high-grade Mineral Reserves and Resources at Island Gold with the 2024 year-end update in February 2025. Given the ongoing success, and with the deposit open laterally and at depth, there is significant potential for further growth in Mineral Reserves and Resources.
A total of 41,500 metres ("m") of underground drilling is planned in 2025 with a focus on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure. This includes drilling across the strike extent of main Island Gold deposit (E1E and C-Zones), as well as within a growing number of newly defined hanging-wall and footwall zones. These potential high-grade Mineral Reserve and Resource additions would be low cost to develop, given their proximity to existing infrastructure, and provide increased operational flexibility as mining rates increase. To support the underground exploration program, 1,172 m of underground exploration drift development is planned to extend drill platforms on the 490, 790, 1025, and 1050-levels.
Additionally, 18,000 m of surface exploration drilling has been budgeted targeting the area between the Island Gold and Magino deposits, as well as the down-plunge extension of the Island Gold deposit, below a depth of 1,500 m.
Included within sustaining capital, 30,800 m of underground delineation drilling is planned at Island Gold and 18,000 m of delineation drilling at Magino. The focus of the delineation drilling at both deposits is on the conversion of the large Mineral Resource base to Mineral Reserves.
The regional exploration program at the Island Gold District includes 10,000 m of surface drilling, consistent with the 2024 program. The focus will be following up on high-grade mineralization intersected at the Cline and Edwards deposits located approximately seven kilometres (“km”) northeast of the Island Gold mine.
Drilling will also be completed at the Island Gold North Shear target, and to the east and along strike from the Island Gold mine to test the extension of the E1E-zone. Field work in 2025 will include till sampling, geological mapping, prospecting, and trenching at several regional targets. A comprehensive data compilation project will also continue into 2025 across the large 60,000 ha land package in support of future exploration targeting.
Young-Davidson
A total of $11 million has been budgeted for exploration at Young-Davidson in 2025, similar to the 2024 budget. This includes 25,600 m of underground exploration drilling focused on extending mineralization within the Young-Davidson syenite, which hosts the majority of Mineral Reserves and Resources, as well as defining further higher-grade mineralization within the hanging wall. Evaluating and expanding the newly defined zones of higher-grade mineralization intersected in the hanging wall sediments and mafic-

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ultramafic lithologies will be a priority of the 2025 program (see press release May 14, 2024). This new style of higher-grade mineralization is located in close proximity to the existing mid-mine infrastructure, with grades intersected well above the current Mineral Reserve grade.
To support the program, 500 m of underground exploration development is planned, including 400 m to establish a hanging wall exploration drift to the south, from the 9620-level. This will allow for drill platforms with more optimal locations and orientations to test the higher-grade mineralization discovered in the hanging wall in 2024.
The regional program includes 6,000 m of drilling focused on evaluating the Otisse NE target, located approximately 3 km northeast of Young-Davidson. A comprehensive data compilation project will also commence in 2025 for the Wydee and Matachewan projects, which were acquired in the third quarter of 2024, and located to the west and east of Young-Davidson, respectively.
Young-Davidson has a 15-year Mineral Reserve life as of the end of 2023 and has maintained at least a 13-year Mineral Reserve life since 2011 reflecting ongoing exploration success. With the deposit open at depth and to the west, and new styles of higher-grade mineralization being intersected in the hanging wall, there is excellent potential for this track record to continue.
Mulatos District
A total of $19 million has been budgeted at Mulatos for exploration in 2025, similar to the initial 2024 budget. The near-mine and regional drilling program is expected to total 45,000 m, and includes 15,000 m of surface exploration drilling at the GAP-Victor and PDA Extension targets at PDA. This drilling will follow up on another successful year of exploration at PDA with high-grade mineralization expanded in multiple directions beyond the current Mineral Reserves and Resources (see Press Release dated September 4, 2024).
Given the continued growth of the PDA deposit and decision to construct a mill to process sulphide mineralization, other higher-grade sulphide opportunities, such as Cerro Pelon, were targeted within the Mulatos District in 2024. Drilling at Cerro Pelon in 2024, followed up on wide, high-grade underground oxide and sulphide intersections previously drilled below the Cerro Pelon open pit. The 2024 drill program successfully expanded high-grade mineralization beyond the historical drilling in multiple oxide and sulphide zones. An additional 20,000 m of drilling is planned at Cerro Pelon with the objective of further expanding the high-grade oxide and sulphide mineralization.
For the regional exploration program, 10,000 m of drilling has been budgeted for advanced and greenfield targets within the Mulatos District.
Lynn Lake
A total of $4 million has been budgeted for exploration at the Lynn Lake project in 2025. This is down from the initial budget of $9 million in 2024 with the priority for the project shifting to construction activities. The budget includes 7,000 m of drilling to expand Mineral Resources at the Burnt Timber and Linkwood deposits.
Burnt Timber and Linkwood are expected to be incorporated into Lynn Lake given their proximity to project. The two deposits are accessible by an all-season gravel road, approximately 25 km from the proposed MacLellan mill. This represents potential production and economic upside to the 2023 Lynn Lake Feasibility Study.
The Company will also continue prioritizing a pipeline of prospective exploration targets within the 58,000 ha Lynn Lake Property for future exploration.
Qiqavik
A total of $7 million has been budgeted for exploration at the Qiqavik project in 2025, up from $4 million spent in 2024. The project was acquired in April 2024 through the acquisition of Orford Mining.

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Qiqavik is a camp-scale property covering 60,400 ha in the Cape Smith Greenstone Belt ("CSGB") in Nunavik, Quebec. The Qiqavik project covers 50 km of strike covering prospective gold hosting environments and several major crustal-scale structures such as the Qiqavik break and the Bergeron fault. Early-stage exploration completed to date indicates that high-grade gold occurrences are controlled by structural splays off the Qiqavik Break.
The 2025 exploration program will drill prospective targets identified in 2024 through detailed geological mapping, prospecting, till sampling, and a high-resolution Lidar survey with photo imagery. A total of 7,000 m of heli-supported surface drilling is planned with two rigs, and focused on testing the highest priority target areas. The program will also focus on advancing other targets across the belt with ongoing geological mapping, drone magnetics, prospecting, and additional till sampling.
Assumptions and Sensitivities

Assumptions & Expenses		2025
Gold price	$/oz	$2,400
Canadian dollar	USD/CAD	$0.74:1
Mexican peso	MXN/USD	19.0:1
Amortization	$/oz	$430
General & Administrative(1)	$ millions	$35
(1) Excludes stock-based compensation.
The 2025 to 2027 production forecast, operating cost and capital estimates are based on a gold price assumption of $2,400 per ounce, a USD/CAD foreign exchange rate of $0.74:1 and MXN/USD foreign exchange rate of 19.0:1. Cost assumptions for 2026 and 2027 are based on 2025 input costs and have not been increased to reflect potential inflation in those years. These estimates may be updated in the future to reflect inflation beyond what is currently forecast for 2025.
Amortization expense in 2025 is expected to total approximately $430 per ounce, an increase over 2024 to reflect incorporation of Magino, and accelerated depreciation of the Island Gold mill. General and administrative expenses are expected to total $35 million in 2025 (excluding stock-based compensation).
The effective company-wide tax rate in 2025 is expected to be approximately 34%. Cash taxes are expected to total $70 to $80 million in 2025, all of which is attributable to the Mulatos District. Given existing tax pools, the Company does not expect to pay significant cash taxes in Canada in 2025.

Sensitivities	2025	Operating Sites Local Currency Exposure	Change	Free Cash Flow Sensitivity (1)
Gold price	$2,400	-	$100	~$55 million
USD/CAD	$0.74:1	95%	$0.05	~$45 - 50 million
MXN/USD	19.0:1	60%	1.00	~$4 - 6 million
(1)Free cash flow sensitivities include the impact of foreign exchange and short-term gold hedging arrangements noted below.

Current foreign exchange and gold hedging commitments
The Company has entered into the following foreign exchange and short-term hedging arrangements to date:
•Canadian dollar: approximately 40% of Canadian dollar-denominated operating and capital costs for 2025 have been hedged, ensuring a maximum USD/CAD foreign exchange rate of $0.74:1, and allowing the Company to participate in weakness in the USD/CAD down to an average rate of $0.69:1 (if the USD/CAD rate weakens beyond $0.69:1, the average rate increases to $0.70:1).
•Mexican peso: approximately 40% of Mexican peso-denominated operating and capital costs in 2025 have been hedged, ensuring a minimum MXN/USD foreign exchange rate of 19.0:1 and allowing the

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Company to participate in weakness in the MXN/USD up to an average rate of 24.3:1 (if the USD/MXN rate weakens beyond 24.3:1, the average rate decreases to 22.6:1).
•Gold sale prepay agreement: as announced in July 2024, the Company entered into a gold sale prepayment for total upfront consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025. The ounces will be delivered monthly in 2025 and recorded as revenue based on the prepay price of $2,524 per ounce. There will be no cash flow associated with the sale of these ounces in 2025, with proceeds already received in 2024. The proceeds of the gold prepayment in 2024 were used to eliminate gold forward sale contracts that were inherited from Argonaut Gold totaling 179,417 ounces in 2024 and 2025, with an average price of $1,838 per ounce. The Company currently has no gold hedges in place for 2025, other than delivery of the gold prepayment. The remaining Argonaut Gold hedge book consists of 100,000 ounces of gold forward sale contracts in 2026 and 50,000 ounces in 2027 at an average price of $1,821 per ounce, representing approximately 11% of Alamos’ expected production over that time frame.
Qualified Persons
Chris Bostwick, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this press release.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This press release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements and are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, “estimate”, “potential”, “outlook”, “on track”, “continue”, “ongoing”, "will", “believe”, “anticipate”, "intend", "estimate",

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"forecast", "budget", “target”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", “could”, “would”, "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. Forward-looking statements contained in this press release are based on expectations, estimates and projections as of the date of this press release.
Forward-looking statements in this press release include, but may not be limited to, information, expectations and guidance as to strategy, plans, future financial and operating performance, such as expectations and guidance regarding: costs (including cash costs, AISC, mine-site AISC, capital expenditures, exploration spending), cost structure and anticipated declining cost profile; budgets; growth capital; sustaining capital; cash flow; foreign exchange rates; tax rates; gold and other metal price assumptions; anticipated gold production, production rates, timing of production, production potential and growth; returns to stakeholders; the mine plan for, construction activities at and expected results from the Puerto Del Aire (PDA) project; the Phase 3+ Expansion at Island Gold and timing of its progress and completion; advancement of work on the powerline project for the Phase 3+ Expansion and Magino substation; the Magino mill expansion; construction of the Lynn Lake project; continued improvements at the Magino operation; upcoming catalysts, including expected timing, such as the Burnt Timber and Linkwood study, 2024 Mineral Reserve and Resource update, Island Gold District Life of Mine Plan and expansion study as well as exploration updates; mining, milling, processing and recovery rates; mined and processed gold grades and weights; mine life; Mineral Reserve life; planned exploration, drilling targets, exploration potential and results; as well as any other statements related to the Company's production forecasts and plans, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, expansion plans, project timelines, and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, cost estimates, sufficiency of working capital for future commitments, Mineral Reserve and Mineral Resource estimates, and other statements or information that express management's expectations or estimates of future performance, operational, geological or financial results.
The Company cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this press release, include (without limitation): changes to current estimates of Mineral Reserves and Resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new illnesses, diseases, epidemics and pandemics (and any related regulatory or government responses) and associated impact on the broader market and the trading price of the Company’s shares; provincial, state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye, all of which may affect many aspects of the Company’s operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas and electricity; changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; changes in the Company’s credit rating; any decision to declare a dividend; employee and community relations; labour and contractor availability (and being able to secure the same on favourable terms); the impact of litigation and administrative proceedings and any resulting court, arbitral and/or administrative decisions; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; risks associated with the startup of new mines; permitting, construction or other delays in or with the Phase 3+ Expansion at Island Gold, development of the PDA project, expansion of the Magino Mill, development of the Lynn Lake project, and/or the development or updating of mine plans; changes with respect to the intended method of accessing, mining and processing ore from Lynn Lake and the deposit at PDA; exploration opportunities and potential in the Mulatos District, at Young Davidson, the Island Gold District and/or the Lynn Lake project not coming to fruition; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Türkiye and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; changes in national and local government legislation, controls or regulations (including tax and employment legislation) in jurisdictions in which the Company does or may carry on business in the future; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; disruptions in the maintenance or provision of required infrastructure and information technology systems, the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this press release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this press release.

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The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary non-GAAP Measures and Additional GAAP Measures
Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations and is calculated by adding back the change in non-cash working capital to “cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow per share” is calculated by dividing “cash flow from operations before changes in working capital” by the weighted average number of shares outstanding for the period. “Free cash flow” is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and that would provide an indication of the Company’s ability to generate cash flows from its mineral projects. “Mine site free cash flow” is a non-GAAP measure which includes cash flow from operating activities at, less capital expenditures at each mine site. “Return on equity” is defined as earnings from continuing operations divided by the average total equity for the current and previous year. “Mining cost per tonne of ore” and “cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Sustaining capital” are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects. “Growth capital” are expenditures primarily incurred at development projects and costs related to major projects at existing operations, where these projects will materially benefit the mine site. “Capitalized exploration” are expenditures that meet the IFRS definition for capitalization, and are incurred to further expand the known Mineral Reserve and Resource at existing operations or development projects. “Total capital expenditures per ounce produced” is a non-GAAP term used to assess the level of capital intensity of a project and is calculated by taking the total growth and sustaining capital of a project divided by ounces produced life of mine. “Total cash costs per ounce”, “all-in sustaining costs per ounce”, “mine-site all-in sustaining costs”, and “all-in costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period.
These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company compared with other mining companies. In this context, “total cash costs” reflects mining and processing costs allocated from in-process and doré inventory and associated royalties with ounces of gold sold in the period. Total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per ounce” include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs. “Mine-site all-in sustaining costs” include total cash costs, exploration, and sustaining capital costs for the mine-site, but exclude an allocation of corporate and administrative and share based compensation. “Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS. “Adjusted net earnings” excludes the following from net earnings: foreign exchange gain (loss), items included in other loss, certain non-reoccurring items and foreign exchange gain (loss) recorded in deferred tax expense. “Adjusted earnings per share” is calculated by dividing “adjusted net earnings” by the weighted average number of shares outstanding for the period. Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. This includes “Earnings from operations”, which is intended to provide an indication of the Company’s operating performance, and represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. A reconciliation of historical non-GAAP and additional GAAP measures are available in the Company’s latest Management’s Discussion and Analysis available online on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov and at www.alamosgold.com.

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